UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IMV INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

44974L103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44974L103	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Fonds de solidarité des travailleurs du Québec (F.T.Q.) (hereinafter referred to as “Fonds”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Montreal (Quebec) Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 654,010 Common Shares
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 654,010 Common Shares
	8	SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,010 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 44974L103	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

IMV INC.

	(b)	Address of Issuer’s Principal Executive Offices:

130 Eileen Stubbs Avenue, suite 19 Dartmouth, Nova Scotia CANADA, B3B 2C4

Item 2.	(a)	Names of Person Filing:

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

(b)	Address of Principal Business Office:

545, Cremazie Blvd. East, suite 200
Montreal (Quebec) CANADA
H2M 2W4

(c)	Citizenship:

See row 4 of cover page.

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP Number:

44974L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a)	Amount beneficially owned: 761,153 Common Shares, including 1,071,429 Common Share purchase warrants exercisable for 107,143 Common Shares within 60 days of December 31, 2022.

(b)

Percent of class:

See row 11 of cover page. The calculation of percentage beneficial ownership is based on 9,667,365 Common Shares, the sum of (1) 9,560,222 Common Shares outstanding as of December 31, 2022 and (2) 107,143 Common Shares that would result in the event all of the Common Share purchase warrants owned by Fonds were exercised and no other outstanding Common Share purchase warrants were exercised.

On December 7, 2022, a Reverse Stock Split was approved by the shareholders of IMV INC. Effective as of December 13, 2022, every ten Common Shares issued and outstanding have been reclassified into one new Common Share of IMV INC. The Common Share purchase warrants have also been impacted by the Reverse Stock Split ratio upon exercise. Pursuant to the Reverse Stock Split, the ownership of the Fonds has been decreased to 654,010 Common Shares.

Furthermore, on May 7, 2022, 917,832 Common Share purchase warrants have expired.

CUSIP No. 44974L103	SCHEDULE 13G	Page 4 of 5

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notification of Dissolution of Group: N/A

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 44974L103	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 3, 2023

Fonds de solidarité des travailleurs du Québec (F.T.Q.)

By:	/s/ Liette Leduc
Liette Leduc Senior Director – Legal Affairs - Private Equity and Impact Investing